UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 1, 2003

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. 2003 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Financial Collar Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG Resources, Inc. (EOG) enters into NYMEX-related financial commodity price swap and collar contracts. Over and above these financial transactions, EOG occasionally enters into various physical commodity contracts. The financial impact of these various physical commodity contracts is included in natural gas revenues which in turn affects average realized natural gas prices.

Presented below is a summary of EOG's 2003 natural gas and crude oil financial price swap contracts and natural gas financial collar contracts as of June 30, 2003. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method. EOG has no contracts in place beyond 2003.

(a) Natural Gas Financial Price Swap Contracts

	Average Price ($/MMBtu)	Net Volume (MMBtud)
April (closed)	$4.96	100,000
May (closed)	$4.82	100,000
June (closed)	$4.77	100,000
July (closed)	$4.77	100,000
August	$4.46	75,000
September	$4.42	75,000
October	$4.41	75,000

(b) Crude Oil Financial Price Swap Contracts

	Average Price ($/Bbl)	Volume (Bbld)
April (closed)	$27.77	3,000
May (closed)	$27.04	3,000
June (closed)	$26.43	5,000
July	$25.90	5,000
August	$25.49	5,000
September	$25.19	5,000
October	$24.90	5,000
November	$24.70	5,000
December	$24.47	5,000

(c) Natural Gas Financial Collar Contracts - Presented below are EOG's 2003 natural gas financial collar contracts and their respective volumes, with floor and ceiling prices expressed in $/MMBtu.

	10,000 MMBtud		15,000 MMBtud		25,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price	Floor Price	Ceiling Price
April (closed)	$4.01	$6.01	$4.02	$6.03	$3.88	$4.80
May (closed)	$3.92	$5.92	$3.88	$5.89	$3.78	$4.70
June (closed)	$3.89	$5.89	$3.89	$5.90	$3.78	$4.70
July (closed)	$3.91	$5.91	$3.89	$5.90	$3.79	$4.73
August	$3.91	$5.91	$3.91	$5.91	$3.79	$4.73
September	$3.89	$5.89	$3.87	$5.87	$3.77	$4.73
October	$3.90	$5.90	$3.87	$5.87	$3.77	$4.73
November	$4.04	$6.04	$4.02	$6.03	$3.91	$4.90
December	$4.18	$6.18	$4.15	$6.16	$4.04	$5.05

	25,000 MMBtud		50,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price
April (closed)	$4.01	$5.87	$3.59	$4.97
May (closed)	$3.92	$5.78	$3.54	$4.92
June (closed)	$3.89	$5.75	$3.56	$4.94
July (closed)	$3.91	$5.77	$3.59	$4.97
August	$3.91	$5.77	$3.60	$4.98
September	$3.89	$5.75	$3.60	$4.98
October	$3.90	$5.76	$3.60	$4.98
November	$4.04	$5.90	$3.77	$5.15
December	$4.18	$6.04	$3.92	$5.30

Mark-to-Market Line Item on the Income Statement

The mark-to-market line item on the income statement, which can be approximated using the data above and prices for closed and open NYMEX contracts at any time, would include not only the effect of cash settlements for the period, but also the gains or losses resulting from the changes in mark-to-market values at the beginning and end of the period for contracts in place for the balance of the year described above.

Accordingly, for the second quarter of 2003, EOG expects to recognize a mark-to-market loss from these contracts of $15.8 million compared to a gain of $0.7 million for the prior year period. During the second quarter of 2003, net cash outflows related to settled natural gas and crude oil financial price swap contracts and settled natural gas financial collar contracts were

$11.2 million compared to a net cash outflow of $19.8 million for the comparable period in 2002.

II. *Forward-Looking Statements*

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/MMBtu	US Dollars per million British thermal units
Bbld	Barrels per day
MMBtud	Million British thermal units per day
NYMEX	New York Mercantile Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: July 1, 2003   By: /s/ TIMOTHY K. DRIGGERS
                                          Timothy K. Driggers
                                          Vice President, Accounting
                                          and Land Administration
                                          (Principal Accounting Officer)